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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2003

                         MAGIC SOFTWARE ENTERPRISES LTD.
                              (Name of Registrant)


                    5 HaPlada Street, Or-Yehuda, Israel 60218
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X                Form 40-F ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes ___     No X

     If  "Yes"  is  marked,  indicate  below  the file  number  assigned  to the
registrant   in   connection    with   Rule   12g3-2(b):    82- ____________

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                         MAGIC SOFTWARE ENTERPRISES LTD.


6-K Items

     1.   Magic  Software   Enterprises  Ltd.  Press  Release  with  respect  to
          Announcement of Dividends to Shareholders dated January 27, 2003.


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                                                                          Item 1


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Contact:
David Leichner
Vice President, Worldwide Marketing
Magic Software Enterprises Ltd.
(949) 250-1718 ext. 299 davidl@magicsoftware.com

Guy Bernstein
CFO
Magic Software Enterprises Ltd.
+972-3-538-9292
gbernstein@magicsoftware.com





                Magic Software Enterprises Announces Distribution
                           Of Dividend To Shareholders



OR YEHUDA, ISRAEL (January 27, 2003) -- Magic Software Enterprises Ltd. (Nasdaq and TASE: MGIC), a leading provider of state-of-the-art application development and integration technology, and business solutions announced today a dividend distribution to its shareholders. Following receipt of the approval from the District Court of Tel Aviv, the Company will distribute $0.40 per ordinary share to its shareholders.

The total dividend which will be distributed to its shareholders will amount to $11,899,200. From the $0.40 per share dividend withholding tax at source of 25% will be withheld (except for Israeli companies). Accordingly, each holder of an ordinary share of MGIC stock (except for Israeli companies) will receive $0.30.

The record date for the distribution of the dividend will be February 10, 2003, at 5:00 p.m. New York time and the payment date will be February 24, 2003.

About Magic Software Enterprises
--------------------------------

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            MAGIC SOFTWARE ENTERPRISES LTD.
                                                     (Registrant)



                                            By /s/ Menachem Hasfari
                                               --------------------
                                                   Menachem Hasfari
                                                   Chief Executive Officer



Date: January 27, 2003